FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 15 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

                                                                                                                                                                                                    GlaxoSmithKline plc (the 'Company')

2017 Performance Share Plan Award and 2017 Performance Measures

2017 Performance Share Plan Award

On 14 February 2018, the Company granted conditional share awards to a Person Discharging Managerial Responsibilities ('PDMR') under the GlaxoSmithKline 2017 Performance Share Plan (the 'Plan').  The Plan was approved by shareholders on 4 May 2017, and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADS'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

This PDMR joined the Company in 2017.  These 2017 Performance Share Plan ('PSP') awards were granted to this PDMR under the terms of the offer of employment.

2017 Performance Measures

The performance condition information that follows applies to these 2017 PSP Awards.  This performance condition is the same that was announced by the Company on 28 July 2017 for the awards granted to Executive Directors and PDMRs on 27 July 2017.

The performance period for these awards is the three financial years from 1 January 2017 to 31 December 2019.  The awards are based on three equally weighted performance measures:

Performance Measure	Proportion of each award
Total Shareholder Return (TSR)	1/3rd
Adjusted Free Cash Flow (AFCF)	1/3rd
Research & Development (R&D) New Product performance	1/3rd

TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of ten (10) companies including the Company).

The vesting schedule is based on delivering 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group.  The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are:  AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted Free Cash Flow measure

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and Ordinary dividends to shareholders.

Free cash flow represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure, contingent consideration payments, net interest, dividends paid to non-controlling interests and taxation.

The adjustments to free cash flow, used to set the AFCF target for the purpose of the performance measure, include major legal settlements, special pension contributions, foreign exchange, divestments and acquisitions.  The measure post-adjustment is the "adjusted free cash flow" target.

This element of the award will vest as follows:

Performance Level	Adjusted Free Cash Flow target	Proportion Vesting
Below threshold	< £ 11.47bn	0%
Threshold	£ 11.47bn	25%
	£ 11.82bn	50%
	£ 13.00bn	75%
Maximum	£ 13.59bn	100%

The proportions vesting between the above vesting levels will be calculated on a straight-line basis.

R&D New Product measure

Due to commercial sensitivity, the Remuneration Committee remains of the view that the R&D new product target cannot be published at the time of grant.  However, the target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   The PDMR in the transaction notifications below was granted conditional awards under the terms of the GlaxoSmithKline 2017 Performance Share Plan. Awards granted are of Ordinary Shares.

3.   Dividends will accrue on the conditional award of Ordinary Shares during the performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.91	366,704

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-02-14
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 15, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc